October 5, 2009
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jeffrey Riedler Ms. Rose Zukin

Re:	Omeros Corporation Registration Statement on Form S-1, as amended (File No. 333-148572) (the “Registration Statement”)
     Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Deutsche Bank Securities Inc., as the representative of the several underwriters of the offering pursuant to the above-referenced Registration Statement, hereby joins in the request of Omeros Corporation that the effective date of the Registration Statement be accelerated so that the Registration Statement becomes effective by 4:00 p.m. (Eastern time) on October 7, 2009 or as soon thereafter as practicable.
     In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution of the preliminary prospectus included in the Registration Statement filed with the Securities and Exchange Commission on September 16, 2009 during the period of September 16, 2009 to October 5, 2009:

To Whom Distributed Prospective underwriters, dealers, institutional investors and others

Number of copies 2,129
     In connection with the preliminary prospectus distribution, we have been informed by the participating underwriters that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Deutsche Bank Securities Inc.

As representative of the several underwriters

By	/s/ Deutsche Bank Securities Inc.